June 15, 2012

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Dunham Funds; File No. 811-22153

Dear Ms. Hatch:

On April 16, 2012 Dunham Funds (the "Registrant") filed Post-Effective Amendment No. 23 to its registration statement under the Securities Act of 1933 on Form N-1A.  On June 7, 2012, you provided oral comments to Emily Little and Cassandra Borchers.  For your convenience, I have summarized those comments below.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.

FUND SUMMARIES

Comment 1.   With respect to the Fee and Expense Tables, please eliminate footnotes where it is practical.  For example, in the Fee and Expense Table for the Dunham Monthly Distribution Fund, please eliminate footnote 1 and revise “Dividend Expense” item to read “Dividend Expense on Securities Sold Short.”

Response.  The requested change to Dunham Monthly Distribution Fund Fees and Expenses table has been made.

Comment 2.  With respect to the Fee and Expense tables for all Funds, if there are no Acquired Fund Fees and Expenses, remove that line item and associated footnote from the table.

Response. The requested revisions have been made with respect to each of the Monthly Distribution Fund, Corporate/Government Bond Fund, Large Cap Value Fund, Large Cap Growth Fund, and International Stock Fund.

Comment 3.  Please advise whether the IQ Hedge Market Neutral Beta Index is a new broad-based securities index for the Dunham Monthly Distribution Fund, and if so please include the prior benchmark for one year.

Response.  The Fund’s benchmark was changed in 2009 when its investment objective and principal investment strategy were changed.  Both the current and prior benchmark were previously included for the required period of time.  To avoid further confusion, the footnote below the table has been revised to remove the reference to a new broad based securities index.

June 15, 2012

Comment 4.  With respect to the Loss Averse Equity Income Fund, please review the performance information and consider whether the investment strategy has materially changed such that disclosure about the change in strategy should be referenced in the performance table, or whether it requires a change in the broad based securities index.  Please also delete the 5 year return column in the Average Annual Total Return table until the Fund has five years of performance.

Response.  Because the principal investment strategies of the Fund have changed substantially, additional disclosure about the change in the Fund’s investment strategies has been included in the performance section and the 5-year column has been removed from the total return table as requested.  Registrant previously reviewed the benchmark in the context of the new investment strategy and determined that the IQ Hedge Long/Short Beta Index remains the appropriate broad based securities index for the Loss Averse Equity Income Fund.

Comment 5.  Please revise the disclosure regarding the Sub-Adviser Portfolio Managers of the Loss Averse Equity Income Fund to reflect the fact that the Fund commenced operations in April, 2010.

Response.  The requested revision has been made.

Comment 6.  Please remove the Fee Waiver and/or Reimbursement line from the Focused Large Cap Growth Fund table of Fees and Expenses, unless it has been extended at least one year from the effective date of the Prospectus.

Response.  The line item for Fee Waiver and Reimbursement has been removed from the table and the Total Annual Fund Operating Expenses in the table reflect the Fund’s operating expenses prior to any fee waivers (which remain in effect until December, 2012).  The expense example has also been recalculated top reflect the total annual fund operating expenses.

Comment 7.  Please advise whether Registrant’s definition of small cap (market capitalization less than  $4 billion at the time of investment) as used with respect to the Small Cap Value Fund and the Small Cap Growth Fund is consistent with the Russell 2000 Index.

Response.  The Registrant began defining small cap securities as those with market capitalization of $4 billion or less, rather than linking the definition to the Russell 2000 Index, in response to a prior comment from the Staff on post-effective amendment number 14.  Registrant continues to believe defining small cap securities as stated in the prospectus is appropriate.

June 15, 2012

MANAGEMENT

Comment 8.  Please include additional information about the investment adviser, including assets under management and other types of accounts managed in the description of the investment adviser.

Response.  The requested revision has been made and the first paragraph under “Management--Investment Adviser” now reads:

“Dunham & Associates Investment Counsel, Inc., located at 10251 Vista Sorrento Parkway, San Diego, CA 92121, serves as the Funds' investment adviser (the "Adviser").  The Adviser's mailing address is P.O. Box 910309, San Diego, CA 92191.  The Adviser is a registered broker dealer and a registered investment adviser that provides investment advisory services to the Funds, separately managed accounts, pension and profit sharing plans.  As of December 31, 2011, the Adviser had over $900 million of assets under management. The Adviser has overall supervisory responsibilities for the general management and investment of each Fund's securities portfolio, as detailed below, which are subject to review and approval by the Board of Trustees.”

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at (513) 352-6632.

Sincerely,

/s/ Cassandra W. Borchers

Cassandra W. Borchers, Counsel